Filed by HomeGrocer.com, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                           Subject Company: HomeGrocer.com, Inc.
                                                   Commission File No. 000-29789


TO:      All HomeGrocer.com Associates

FROM:    Dave Pace

SUBJECT: Merger Questions

DATE:    July 25, 2000

Since announcing the merger, many of the questions we have received relate to concerns about jobs and severance pay. This is completely understandable since everyone is a bit anxious concerning his or her personal situation.

Unfortunately, we do not have all of the answers at this time. No one does, including the folks at Webvan. It will take some time for each company to understand its people needs. It will then take longer for the two companies to communicate those needs and current resources to each other. Thus, it is very difficult to plan the ultimate transition until we get near to the closing date.

We are working hard to ensure a smooth transition for our associates. The following is an outline of what we know so far.

1.   Will I have a job?

     While we cannot answer this question for every individual, we can give you some general answers.

     The Field. If you are employed as an hourly associate in the field, we expect that you would continue in the same role and in the same location as you are currently working. However, following the merger, Webvan will be making the final decisions as to employee matters, and therefore we at HomeGrocer cannot make commitments to you as to the status of your job following the merger. Until the merger is completed, Webvan and HomeGrocer will continue to operate as separate companies, and therefore we cannot speak on behalf of Webvan as to any post-merger actions that may be taken by Webvan.

     What we have seen to date in our interaction with Webvan has been encouraging. As you probably know, since we made the decision to delay the Atlanta opening, we were forced to lay off our hourly workforce in Atlanta. Those associates have all been given a severance package. In addition, when it heard that we laid off people, Webvan made arrangements to interview our Atlanta hourly associates interested in opportunities with Webvan in Atlanta. Many of them have already been offered and have accepted jobs.


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     In addition to its Atlanta facility, Webvan plans to open a very large facility in Kent, WA. When fully up and running, the Webvan Kent facility should employ many hundreds of employees. We understand that after the merger is complete, and depending upon how long after the merger management determines to continue operating Renton, Webvan expects to fill many of its Kent positions with our HomeGrocer Renton associates. This transition process will be better defined later in September, well before Webvan begins mass hiring for this facility in November.

     Field Management. Like our hourly associates, we would expect that most field management will experience no immediate change in job function or location following the merger. However, as we noted above, because Webvan will be making the final decisions as to employee matters, we cannot currently make commitments as to the status of such jobs. If you are a supervisor or manager whose job is eliminated because of the merger, we are committed to the following. First, we will work with Webvan, as legally permissible, to give you every opportunity to continue your employment at a Webvan facility. If there are no immediate local opportunities at Webvan, you will be able to explore all openings in other locations of the combined company. Second, if after exploring all opportunities you are not offered a position continuing as an employee of the combined company, you will be eligible to receive a severance package. We hope to have more details on this transition process in the next few weeks.

     Kirkland/Bellevue Associates. The impact of the merger will most likely be more significant in the corporate offices. While most associates in these offices will be asked to stay on for an indefinite period of time following the merger, some will not be needed after the merger is completed. Indeed, it is possible that a few associates could be laid off prior to closing. The process for making these determinations will take place over the next few weeks.

     Since the future employment of the Kirkland/Bellevue staff is uncertain, and since we cannot afford to lose staff while we sort out who will continue with the new company after the merger, we have offered a "stay bonus" to encourage these associates to remain at HomeGrocer during the next 3 months. If you, as a corporate associate, are asked to continue to work through closing or some period soon thereafter, and you do work through that time, you will receive at least two months of base pay. If you are not asked to work through closing, you will not receive this bonus.

2.   Severance pay.

     Kirkland/Bellevue. All corporate associates who are laid off as a result of the merger will receive a severance package. These terms will be outlined to the affected individual at the time that any separation would occur.

     If you continue in a position with the new company with the same or higher salary and are not asked to relocate, and you decide to resign, you will not be eligible for the severance package.

     Of course, the hope is that all corporate associates who are provided an opportunity to continue their work with the new company will remain. We understand that, unlike the field positions, there is greater uncertainty as to what positions will remain in Kirkland over the long term. Therefore, if a corporate associate remains with the combined company but is laid off within a year, he/she will still be entitled to severance pay according to the terms of the merger agreement.

     The Field. Since we do not anticipate any mass layoffs of hourly associates as a result of the merger, we do not anticipate any severance requirements. Indeed, as indicated above, Webvan has significant needs for hourly associates in Kent, which we hope will provide ample opportunity to our Renton associates to remain employed after the merger. As to managers and supervisors, we also are hopeful that you will have ample opportunity. However, some managers and supervisors may not have the opportunity to continue with a position, or may be offered a position which requires relocation. In those cases, you will be eligible for severance. As is the case for the corporate associates, if you are offered to continue in a position at the same or higher salary that does not require relocation, and you decide to resign, you will not be offered severance pay.

3.   Options.

     Please see the memo posted on Peachnet which explains how employee stock options will be handled in this transition, and refer to your specific employee stock option agreement for details.

Between now and the closing of the merger transaction, we will continue to communicate updates and answer questions that come up from our associates. Once again, we have set up links on the Peachnet that attempt to answer associates' questions about the merger. Because of restrictions about disclosure, it may take several days to get the answers posted, but we have a cross-functional team that is answering as many questions as we can.

Thanks for your continued patience as we progress through this transition.